BD 3/3

08025949

EDSTATES
XCHANGE COMMISSION
on, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 35565

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

RECEIVED 2008 FEB 28 AM 7: 20 SEC / MR

REPORT FOR THE PERIOD BEGINNING 01/01/ 2007 (MM/DD/YY) AND ENDING 12/31/ 2007 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Raphael Aryeh, dba Raphael Aryeh and Associates

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

141-51 72nd Crescent
(No. and Street)

Flushing (City) New York (State) 11367 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Raphael Aryeh (718) 263-4852
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Mr. David Korn
(Name – *if individual, state last, first, middle name*)

38 Niles Place (Address) Staten Island (City) New York (State) 10314 (Zip Code)

PROCESSED
MAR 21 2008
THOMSON FINANCIAL

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 28 2008
BRANCH OF REGISTRATIONS AND EXAMINATIONS
05

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

TA 3/19

OATH OR AFFIRMATION

I, RAPHAEL ARYEH, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of RAPHAEL ARYEH AND ASSOCIATES, as of 12 / 31 / 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

NONE

Raphael Aryeh
Signature

GENERAL PARTNER
RAPHAEL ARYEH
Title

GUY GOUSSE
Notary Public, State of New York
No. 01GO6063605
Qualified in New York County
Commission Expires Nov. 18, 2010

Notary Public 2-19-08

This report** contains (check all applicable boxes):

- X (a) Facing page.
- X (b) Statement of Financial Condition.
- X (c) Statement of Income (Loss).
- X (d) Statement of Changes in Financial Condition. (STATEMENT OF CASH FLOW)
- X (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- X (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- X (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- X (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FORM X-17A-5

3/88

(Financial and Operational Combined Uniform Single Report)

PART IIA [12]

(Please read instructions before preparing Form.)

This report is being filed pursuant to (Check Applicable Block(s)):

1) Rule 17a-5(a) [X] 16 2) Rule 17a-5(b) [ ] 17 3) Rule 17a-11 [ ] 18

4) Special request by designated examining authority [ ] 19 5) Other [ ] 26

NAME OF BROKER-DEALER: RAPHAEL ARYEH AND ASSOCIATES [13]

SEC FILE NO: 8-35565 [14]

FIRM ID. NO.: 17858 [15]

ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do Not Use P.O. Box No.)

141-51 72nd Crescent [20]
(No. and Street)

Flushing [21] New York [22] 11367 [23]
(City) (State) (Zip Code)

FOR PERIOD BEGINNING (MM/DD/YY): 1/1/2007 [24]

AND ENDING (MM/DD/YY): 12/31/2007 [25]

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT: Raphael Aryeh [30]

(Area Code)—Telephone No.: (718) 263-4852 [31]

NAME(S) OF SUBSIDIARIES OR AFFILIATES CONSOLIDATED IN THIS REPORT: [32] [34] [36] [38]

OFFICIAL USE [33] [35] [37] [39]

DOES RESPONDENT CARRY ITS OWN CUSTOMER ACCOUNTS? YES [ ] 40 NO [X] 41

CHECK HERE IF RESPONDENT IS FILING AN AUDITED REPORT [X] 42

EXECUTION:

The registrant/broker or dealer submitting this Form and its attachments and the person(s) by whom it is executed represent hereby that all information contained therein is true, correct and complete. It is understood that all required items, statements, and schedules are considered integral parts of this Form and that the submission of any amendment represents that all unamended items, statements and schedules remain true, correct and complete as previously submitted.

Dated the 19 day of February 2008

Manual signatures of:

1) Raphael Aryeh
Principal Executive Officer or Managing Partner

2) Same
Principal Financial Officer or Partner

3) Same
Principal Operations Officer or Partner

ATTENTION—Intentional misstatements or omissions of facts constitute Federal Criminal Violations. (See 18 U.S.C. 1001 and 15 U.S.C. 78:f(a))

TO BE COMPLETED WITH THE ANNUAL AUDIT REPORT ONLY:

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report

Name (If individual, state last, first, middle name)

Mr. David Korn [70]

ADDRESS Number and Street	City	State	Zip Code
38 Niles Place [71]	Staten Island [72]	New York [73]	10314 [74]

Check One

- (X) Certified Public Accountant [75]
- ( ) Public Accountant [76]
- ( ) Accountant not resident in United States or any of its possessions [77]

FOR SEC USE

DO NOT WRITE UNDER THIS LINE . FOR SEC USE ONLY

WORK LOCATION	REPORT DATE MM/DD/YY	DOC SEQ NO	CARD				
50	51	52	53				

ASSETS

Consolidated ○ [0198] Unconsolidated ● [0199]

	Allowable	Non-Allowable	Total
1. Cash	24,722 [0200]		24,722 [0750]
2. Cash segregated in compliance with federal and other regulations	[0210]		0 [0760]
3. Receivable from brokers or dealers and clearing organizations:			
A. Failed to deliver:			
1. Includable in "Formula for Reserve Requirements"	[0220]		
2. Other	[0230]		0 [0770]
B. Securities borrowed:			
1. Includable in "Formula for Reserve Requirements"	[0240]		
2. Other	[0250]		0 [0780]
C. Omnibus accounts:			
1. Includable in "Formula for Reserve Requirements"	[0260]		
2. Other	[0270]		0 [0790]
D. Clearing Organizations:			
1. Includable in "Formula for Reserve Requirements"	[0280]		
2. Other	[0290]		0 [0800]
E. Other	[0300]	289 [0550]	289 [0810]
4. Receivables from customers:			
A. Securities accounts:			
1. Cash and fully secured accounts:	[0310]		
2. Partly secured accounts	[0320]	[0560]	
3. Unsecured			

	accounts		[0570]	
	B. **Commodity accounts**	[0330]	[0580]	
	C. **Allowance for doubtful accounts**	[0335]	[0590]	0 [0820]
5.	Receivables from non-customers:			
	A. **Cash and fully secured accounts**	[0340]		
	B. **Partly secured and unsecured accounts**	[0350]	[0600]	0 [0830]
6.	Securities purchased under agreements to resell	[0360]	[0605]	0 [0840]
7.	Securities and spot commodities owned, at market value:			
	A. **Bankers acceptances, certificates of deposit and commercial paper**	[0370]		
	B. **U.S. and Canadian Government obligations**	[0380]		
	C. **State and municipal government obligations**	[0390]		
	D. **Corporate obligations**	[0400]		
	E. **Stocks and warrants**	[0410]		
	F. **Options**	[0420]		
	G. **Arbitrage**	[0422]		
	H. **Other securities**	99,936 [0424]		
	I. **Spot commodities**	[0430]		
	J. **Total inventory - includes encumbered securities of $** [0120]			99,936 [0850]
8.	Securities owned not readily marketable:			
	A. **At cost** [0130]			
	B. **At estimated fair value**	[0440]	[0610]	0 [0860]
9.	Other investments not readily marketable:			
	A. **At cost**			

	[0140]			
B. **At estimated fair value**		[0450]	[0620]	0 [0870]
10. Securities borrowed under subordination agreements and partners' individual and capital securities accounts, at market value:				
A. **Exempted securities**				
	[0150]			
B. **Other**		[0460]	[0630]	0 [0880]
	[0160]			
11. Secured demand notes - market value of collateral:				
A. **Exempted securities**				
	[0170]			
B. **Other**		[0470]	[0640]	0 [0890]
	[0180]			
12. Memberships in exchanges:				
A. **Owned, at market value**				
	[0190]			
B. **Owned, at cost**			[0650]	
C. **Contributed for use of company, at market value**			[0660]	0 [0900]
13. Investment in and receivables from affiliates, subsidiaries and associated partnerships		[0480]	[0670]	0 [0910]
14. Property, furniture, equipment, leasehold improvements and rights under lease agreements: At cost (net of accumulated depreciation and amortization)		[0490]	20,018 [0680]	20,018 [0920]
15. Other Assets:				
A. **Dividends and interest receivables**		[0500]	[0690]	
B. **Free shipments**		[0510]	[0700]	

	C. Loans and advances	[0520]	[0710]	
	D. Miscellaneous	[0530]	880 [0720]	
	E. Collateral accepted under SFAS 140	[0536]		
	F. SPE Assets	[0537]		880 [0930]
16.	TOTAL ASSETS	124,658 [0540]	21,187 [0740]	145,845 [0940]

LIABILITIES AND OWNERSHIP EQUITY

Liabilities	A.I. Liabilities	Non-A.I. Liabilities	Total
17. Bank loans payable:			
A. **Includable in "Formula for Reserve Requirements"**	[1030]	[1240]	0 [1460]
B. **Other**	[1040]	[1250]	0 [1470]
18. Securities sold under repurchase agreements		[1260]	0 [1480]
19. Payable to brokers or dealers and clearing organizations:			
A. **Failed to receive:**			
1. **Includable in "Formula for Reserve Requirements"**			

FINRA

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Part II
17a-5(a) Quarterly
December 2007

Validated

Cover
Assets
Liabilities
Income
Exemptive Provision
Possession Or Control
15C3-3 Reserve Requirements
PAIB Reserve Requirements
Net Capital
Scheduled Withdrawals
Recap
Statement of Changes
Segregation Requirements
Financial and Operational

User Id: RARYEH   RAPHAEL ARYEH AND ASSOCIATES   Firm Id: 17858

STATEMENT OF CHANGES

STATEMENT OF CHANGES IN OWNERSHIP EQUITY (SOLE PROPRIETORSHIP, PARTNERSHIP OR CORPORATION)

1.	Balance, beginning of period			106,831 [4240]
	A. **Net income (loss)**			67,841 [4250]
	B. **Additions (includes non-conforming capital of**	+	[4262])	+ [4260]
	C. **Deductions (includes non-conforming capital of**	+ 33,431	[4272])	- -33,431 [4270]
2.	Balance, end of period (From item 1800)			141,241 [4290]

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

3.	Balance, beginning of period		[4300]
	A. **Increases**	+	[4310]
	B. **Decreases**	-	[4320]
4.	Balance, end of period (From item 3520)		0 [4330]

Next Section

[Cover] [Assets] [Liabilities] [Income] [Exemptive Provisions] [Possession or Control] [15C3-3 Reserve Requirements] [PAIB Reserve Requirements] [Net Capital] [Scheduled Withdrawals] [Recap] [Statement of Changes] [Segregation Requirements] [Financial and Operational]

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Part II
17a-5(a) Quarterly
December 2007

Validated
Cover
Assets
Liabilities
Income
Exemptive Provision
Possession Or Control
15C3-3 Reserve Requirements
PAIB Reserve Requirements
Net Capital
Scheduled Withdrawals
Recap
Statement of Changes
Segregation Requirements
Financial and Operational

User Id: RARYEH | RAPHAEL ARYEH AND ASSOCIATES | Firm Id: 17858

COMPUTATION OF NET CAPITAL

1.	Total ownership equity from Statement of Financial Condition			141,241 [3480]
2.	Deduct ownership equity not allowable for Net Capital			[3490]
3.	Total ownership equity qualified for Net Capital			141,241 [3500]
4.	Add:			
	A. **Liabilities subordinated to claims of general creditors allowable in computation of net capital**			0 [3520]
	B. **Other (deductions) or allowable credits (List)**			
		[3525A]	[3525B]	
		[3525C]	[3525D]	
		[3525E]	[3525F]	0 [3525]
5.	Total capital and allowable subordinated liabilities			141,241 [3530]
6.	Deductions and/or charges:			
	A. **Total non-allowable assets from Statement of Financial Condition (Note B and C)**		21,187 [3540]	
	1. **Additional charges for customers' and non-customers' security accounts**		[3550]	
	2. **Additional charges for customers' and non-customers' commodity accounts**		[3560]	
	B. **Aged fail-to-deliver**		[3570]	
	1. **Number of items**	[3450]		
	C. **Aged short security differences-less**			
	reserve of	[3460]	[3580]	
	number of items	[3470]		
	D. **Secured demand note deficiency**		[3590]	
	E. **Commodity futures contracts and spot commodities proprietary capital charges**		[3600]	

F. Other deductions and/or charges		+ [3610]	
G. Deductions for accounts carried under Rule 15c3-1(a)(6), and (a)(7) and (c)(2)(x).		+ [3615]	
H. Total deductions and/or charges			-21,187 [3620]
7. Other additions and/or credits (List)			
	[3630A]	+ [3630B]	
	[3630C]	+ [3630D]	
	[3630E]	+ [3630F]	0 [3630]
8. Net capital before haircuts on securities positions			120,054 [3640]
9. Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f)):			
A. Contractual securities commitments		+ [3660]	
B. Subordinated securities borrowings		+ [3670]	
C. Trading and investment securities:			
1. Bankers' acceptances, certificates of deposit and commerical paper		+ [3680]	
2. U.S. and Canadian government obligations		+ [3690]	
3. State and municipal government obligations		+ [3700]	
4. Corporate obligations		+ [3710]	
5. Stocks and warrants		+ [3720]	
6. Options		+ [3730]	
7. Arbitrage		+ [3732]	
8. Other securities		+ 1,784 [3734]	
D. Undue Concentration		+ [3650]	
E. Other (List)			
	[3736A]	+ [3736B]	
	[3736C]	+ [3736D]	

+

[3736E]	[3736F]	
	0 [3736]	-1,784 [3740]
10. Net Capital		118,270 [3750]

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11. Minimum net capital required (6-2/3% of line 19)		306 [3756]
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note(A)	+ 25,000	[3758]
13. Net capital requirement (greater of line 11 or 12)		25,000 [3760]
14. Excess net capital (line 10 less 13)		93,270 [3770]
15. Excess net capital at 1000% (line 10 less 10% of line 19)		117,809 [3780]

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. liabilities from Statement of Financial Condition				4,604 [3790]
17. Add:				
A. Drafts for immediate credit	+	[3800]		
B. Market value of securities borrowed for which no equivalent value is paid or credited	+	[3810]		
C. Other unrecorded amounts (List)				
[3820A]	+	[3820B]		
[3820C]	+	[3820D]		
[3820E]	+	[3820F]		
		0 [3820]		0 [3830]
18. Deduct Adjustment based upon deposits in Special Reserve Bank Accounts (15c3-1(c)(1)(vii))			+	[3838]
19. Total aggregate indebtedness				4,604 [3840]
20. Percentage of aggregate indebtedness to net capital (line 19 / line 10)			%	4 [3850]
21. Percentage of aggregate indebtedness to net capital after anticipated capital withdrawals (line 19 / line 10 less Item 4880)			%	4 [3853]

OTHER RATIOS

Part C

29. Percentage of debt to debt-equity total computed in accordance	%	0 [3860]

with Rule 15c3-1(d)

30. Options deductions/Net Capital ratio (1000% test) total deductions exclusive of liquidating equity under Rule 15c3-1(a)(6), (a)(7) and (c)(2)(x) - Net Capital % [3852]

Next Section

[Cover] [Assets] [Liabilities] [Income] [Exemptive Provisions] [Possession or Control] [15C3-3 Reserve Requirements] [PAIB Reserve Requirements] [Net Capital] [Scheduled Withdrawals] [Recap] [Statement of Changes] [Segregation Requirements] [Financial and Operational]

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Part II
17a-5(a) Quarterly
December 2007

Validated

Cover

Assets

Liabilities

Income

Exemptive Provision

Possession Or Control

15C3-3 Reserve Requirements

PAIB Reserve Requirements

Net Capital

Scheduled Withdrawals

Recap

Statement of Changes

Segregation Requirements

Financial and Operational

User Id: RARYEH RAPHAEL ARYEH AND ASSOCIATES Firm Id: 17858

STATEMENT OF INCOME (LOSS)

Period Beginning	Period Ending	Number of months
1 / 1/2007 [3932]	12/31/2007 [3933]	12 [3931]

REVENUE

1. Commissions:

a. Commissions on transactions in exchange listed equity securities executed on an exchange		[3935]
b. Commissions on transactions in exchange listed equity securities executed over-the-counter		[3937]
c. Commissions on listed options transactions		[3938]
d. All other securities commissions	119,166	[3939]
e. Total securities commissions		119,166 [3940]

2. Gains or losses on firm securities trading accounts:

a. From market making in over-the-counter equity securities		[3941]
i. Includes gains or (losses) OTC *market making in* exchange listed equity securities	[3943]	
b. From trading in debt securities		[3944]
c. From market making in options on a national *securities exchange*		[3945]
d. From all other trading		[3949]
e. Total gains or (losses)		0 [3950]

3. Gains or losses on firm securities investment accounts			
a. **Includes realized gains (losses)**	616	[4235]	
b. **Includes unrealized gains (losses)**		[4236]	
c. **Total realized and unrealized gains (losses)**			616 [3952]
4. Profits or (losses) from underwriting and selling groups			[3955]
a. **Includes underwriting income from corporate equity securities**		[4237]	
5. Margin interest			[3960]
6. Revenue from sale of investment company shares			[3970]
7. Fees for account supervision, investment advisory and administrative services			[3975]
8. Revenue from research services			[3980]
9. Commodities revenue			[3990]
10. Other revenue related to securities business			[3985]
11. Other revenue		3,087	[3995]
12. Total revenue			122,869 [4030]

EXPENSES

13. Registered representatives' compensation			[4110]
14. Clerical and administrative employees' expenses			[4040]
15. Salaries and other employment costs for general partners, and *voting stockholder officers*			*[4120]*
a. **Includes interest credited to General and Limited Partners capital accounts**		[4130]	

16.	Floor brokerage paid to certain brokers (see definition)		[4055]
17.	Commissions and clearance paid to all other brokers (see definition)		[4145]
18.	Clearance paid to non-brokers (see definition)		[4135]
19.	Communications		[4060]
20.	Occupancy and equipment costs		[4080]
21.	Promotional costs		[4150]
22.	Interest expense		[4075]
	a. ***Includes Interest on accounts subject to subordination agreements*** [4070]		
23.	Losses in error account and bad debts		[4170]
24.	Data processing costs (including service bureau service charges)		[4186]
25.	Non-recurring charges		[4190]
26.	Regulatory fees and expenses	2,696	[4195]
27.	Other expenses	52,332	[4100]
28.	Total expenses		55,028 [4200]
NET INCOME			
29.	Income (loss) before Federal income taxes and items below (Item 12 less Item 28)		67,841 [4210]
30.	Provision for Federal income taxes (for parent only)		[4220]
31.	Equity in earnings (losses) of unconsolidated subsidiaries not included above		[4222]

	a. **After Federal income taxes of**	[4238]	
32.	Extraordinary gains (losses)		[4224]
	a. **After Federal income taxes of**	[4239]	
33.	Cumulative effect of changes in accounting principles		[4225]
34.	Net income (loss) after Federal income taxes and extraordinary items		67,841 [4230]

MONTHLY INCOME

35.	Income (current monthly only) before provision for Federal income taxes and extraordinary items	-4,354	[4211]

Next Section

[Cover] [Assets] [Liabilities] [Income] [Exemptive Provisions] [Possession or Control] [15C3-3 Reserve Requirements] [PAIB Reserve Requirements] [Net Capital] [Scheduled Withdrawals] [Recap] [Statement of Changes] [Segregation Requirements] [Financial and Operational]

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Schedule I
December 2007

Draft

Schedule I

User Id: RARYEH RAPHAEL ARYEH AND ASSOCIATES Firm Id: 17858

SCHEDULE I

Report for period beginning 01/01/2007 [8005] and ending 12/31/2007 [8006]

SEC File Number: 35565 [8011]

Firm ID: 17858

1. Name of Broker Dealer: RAPHAEL ARYEH AND ASSOCIATES [8020]

2. Name(s) of broker-dealer(s) merging with respondent during reporting period:

Name:	[8053]	Phone:	[8057]
Name:	[8054]	Phone:	[8058]
Name:	[8055]	Phone:	[8059]
Name:	[8056]	Phone:	[8060]

3. Respondent conducts a securities business exclusively with registered broker-dealers: Yes (•) No ( ) [8073]

4. Respondent is registered as a specialist on a national securities exchange: Yes ( ) No (•) [8074]

5. Respondent makes markets in the following securities:
   - **(a) equity securities** Yes ( ) No (•) [8075]
   - **(b) municipals** Yes ( ) No (•) [8076]
   - **(c) other debt instruments** Yes ( ) No (•) [8077]

6. Respondent is registered solely as a municipal bond dealer: Yes ( ) No (•) [8078]

Yes ( ) No (•) [8079]

7. Respondent is an insurance company or an affiliate of an insurance company:

8. Respondent carries its own public accounts: Yes ○ No ◉ [8084]

9. Respondent's total number of public customer accounts:

(carrying firms filing X-17A-5 Part II only)

(a) **Public customer accounts**	+ 0	[8080]
(b) **Omnibus accounts**	0	[8081]

10. Respondent clears its public customer and/or proprietary accounts: Yes ○ No ◉ [8085]

11. Respondent clears its public customer accounts in the following manner:

(a) **Direct Mail (New York Stock Exchange Members Only)**	☐	[8086]
(b) **Self Clearing**	☐	[8087]
(c) **Omnibus**	☐	[8088]
(d) **Introducing**	☐	[8089]
(e) **Other**	☐	[8090]
(f) **Not Applicable**	☑	[8091]

12. Yes ○ No ◉ [8100]

(a) Respondent maintains membership(s) on national securities exchange(s):

(b) Names of national securities exchange(s) in which respondent maintains memberships:

(1) **American**	☐	[8120]
(2) **Boston**	☐	[8121]
(3) **CBOE**	☐	[8122]
(4) **Midwest**	☐	[8123]
(5) **New York**	☐	[8124]
(6) **Philadelphia**	☐	[8125]
(7) **Pacific Coast**	☐	[8126]
(8) **Other**	☐	[8129]

13. Employees:

+ 2

(a)	**Number of full-time employees**		[8101]
(b)	**Number of full-time employees registered representatives employed by respondent included in 13(a)**	+ 0	[8102]
14.	Number of NASDAQ stocks respondent makes market	+ 0	[8103]
15.	Total number of underwriting syndicates respondent was a member	+ 0	[8104]
16.	Number of respondent's public customer transactions: Actual ◯ [8105] Estimate ◯ [8106] N/A ◉		
(a)	**equity securities transactions effected on a national securities exchange**	+	[8107]
(b)	**equity securities transactions effected other than on a national securities exchange**	+	[8108]
(c)	**commodity, bond, option, and other transactions effected on or off a national securities exchange**	+	[8109]
17.	Respondent is a member of the Securities Investor Protection Corporation	Yes ◉ No ◯	[8111]
18.	Number of branch officies operated by respondent	+ 0	[8112]
19.		Yes ◯ No ◉	[8130]
(a)	Respondent directly or indirectly controls, is controlled by, or is under common control with a U.S. bank		
(b)	**Name of parent or affiliate**		[8131]
(c)	**Type of institution**		[8132]
20.	Respondent is an affiliate or subsidiary of a foreign broker-dealer or bank	Yes ◯ No ◉	[8113]
21.		Yes ◯ No ◉	[8114]
(a)	Respondent is a subsidiary of a registered broker-dealer		
(b)	**Name of parent**		[8116]

22. Respondent is a subsidiary of a parent which is not a registered broker or dealer	Yes ○	No ◉	[8115]
23. Respondent sends quarterly statements to customers pursuant to Rule 10b-10(b) in lieu of daily or immediate confirmations:	Yes ○	No ◉	[8117]

*** Required in any Schedule I filed for the calender year 1978 and succeeding years.**

24. Aggregate Dollar Amount of Non-Exempted OTC Sales of Exchange-Listed Securities Done by Respondent During the Reporting Period	+ 0	[8118]

N.A.S.D. Miscellaneous Information

Annual Municipal Income	0	[8151]

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FINRA

FOCUS

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Part II
17a-5(a) Quarterly
December 2007

Validated

Cover
Assets
Liabilities
Income
Exemptive Provision
Possession Or Control
15C3-3 Reserve Requirements
PAIB Reserve Requirements
Net Capital
Scheduled Withdrawals
Recap
Statement of Changes
Segregation Requirements
Financial and Operational

User Id: RARYEH RAPHAEL ARYEH AND ASSOCIATES Firm Id: 17858

EXEMPTIVE PROVISIONS

25. If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based

A. (k) (1)--Limited business (mutual funds and/or variable annuities only) ☐ [4550]

B. (k) (2)(i)--"Special Account for the Exclusive Benefit of customers" maintained ☐ [4560]

C. (k) (2)(ii)--All customer transactions cleared through another broker-dealer on a fully disclosed basis. Name of clearing firm(s) ☐ [4570]

Clearing Firm SEC#s	Name	Product Code
8- [4335A]	[4335A2]	[4335B]
8- [4335C]	[4335C2]	[4335D]
8- [4335E]	[4335E2]	[4335F]
8- [4335G]	[4335G2]	[4335H]
8- [4335I]	[4335I2]	[4335J]

D. (k) (3)--Exempted by order of the Commission ☐ [4580]

Next Section

[Cover] [Assets] [Liabilities] [Income] [Exemptive Provisions] [Possession or Control] [15C3-3 Reserve Requirements] [PAIB Reserve Requirements] [Net Capital] [Scheduled Withdrawals] [Recap] [Statement of Changes] [Segregation Requirements] [Financial and Operational]

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FINRA

FOCUS | Close Form | Calculate | Validate | Finish | Download | Print Preview | Help

Part II
17a-5(a) Quarterly
December 2007

User Id: RARYEH

RAPHAEL ARYEH AND ASSOCIATES

Firm Id: 17858

Validated
Cover
Assets
Liabilities
Income
Exemptive Provision
Possession Or Control
15C3-3 Reserve Requirements
PAIB Reserve Requirements
Net Capital
Scheduled Withdrawals
Recap
Statement of Changes
Segregation Requirements
Financial and Operational

SCHEDULED WITHDRAWALS

Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months and accruals, (as defined below), which have not been deducted in the computation of Net Capital.

Type of Proposed Withdrawal or Accrual	Name of Lender or Contributor	Insider or Outsider	Amount to be Withdrawn (cash amount and/or Net Capital Value of Securities)	Withdrawal or Maturity Date (MMDDYYYY)	Expect to Renew
[4600]	[4601]	[4602]	[4603]	[4604]	[4605]
[4610]	[4611]	[4612]	[4613]	[4614]	[4615]
[4620]	[4621]	[4622]	[4623]	[4624]	[4625]
[4630]	[4631]	[4632]	[4633]	[4634]	[4635]
[4640]	[4641]	[4642]	[4643]	[4644]	[4645]
[4650]	[4651]	[4652]	[4653]	[4654]	[4655]
[4660]	[4661]	[4662]	[4663]	[4664]	[4665]
[4670]	[4671]	[4672]	[4673]	[4674]	[4675]
[4680]	[4681]	[4682]	[4683]	[4684]	[4685]
[4690]	[4691]	[4692]	[4693]	[4694]	[4695]
		TOTAL $	0 [4699]		

Omit Pennies

Instructions Detail listing must include the total of items maturing during the six month period following the report date, regardless of whether or not the capital contribution is expected to be renewed. The schedule must also include proposed capital withdrawals scheduled within the six month period following the report date including the proposed redemption of stock and payments of liabilities secured by fixed assets (which are considered allowable assets in the capital computation pursuant to Rule 15c3-1(c)(2)(iv)), which could be required by the lender on demand or in less than six months.

Withdrawal Code	Description
1	Equity Capital
2	Subordinated Liabilities
3	Accruals
4	15c3-1(c)(2)(iv) Liabilities

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[Cover] [Assets] [Liabilities] [Income] [Exemptive Provisions] [Possession or Control] [15C3-3 Reserve Requirements] [PAIB Reserve Requirements] [Net Capital] [Scheduled Withdrawals] [Recap] [Statement of Changes] [Segregation Requirements] [Financial and Operational]

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RAPHAEL ARYEH & ASSOCIATES

Financial Statements

and

Independent Auditors' Report

Years ended December 31, 2007 and 2006

RAPHAEL ARYEH & ASSOCIATES
Year ended December 31, 2007 and 2006

TABLE OF CONTENTS

DAVID KORN, CPA
38 NILES PLACE
STATEN ISLAND, NY 10314
(718) 698-7322 david.korn.cpa@gmail.com

To the Partners of
Raphael Aryeh & Associates
Queens, New York

INDEPENDENT AUDITORS' REPORT

We have audited the accompanying statements of financial condition of Raphael Aryeh & Associates as of December 31, 2007 and 2006 and the related statements of income, changes in members' capital and cash flows for the years then ended. These financial statements are the responsibility of Raphael Aryeh & Associates' management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Raphael Aryeh & Associates as of December 31, 2007 and 2006 and the results of its operations, changes in members' Capital and cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

David Korn

February 12, 2007

RAPHAEL ARYEH & ASSOCIATES
Statements of Financial Condition
December 31, 2007 and 2006

	2007	2006
Assets		
Cash	$ 24,722	$ 27,467
Investments	99,936	83,553
Accounts receivable	289	54
Prepaid expenses	880	
Vehicle – net of accumulated depreciation	20,018	
Total assets	$ 145,845	$ 111,074
Liabilities and Members' Capital		
Liabilities:		
Accounts payable and accrued expenses	$ 4,604	$ 4,243
Members' Capital:		
Members' Capital	141,241	106,831
Total liabilities and members' capital	$ 145,845	$ 111,074

The accompanying notes are an integral part of these financial statements.

RAPHAEL ARYEH & ASSOCIATES
Statements of Income
Years ended December 31, 2007 and 2006

	2007	2006
Income:		
Advisory fees	$ 55,468	$ 50,252
Commissions	28,698	26,291
FINRA Distribution	35,000	
Interest	3,087	4,112
Unrealized gain (loss) on securities	616	(735)
Total income	122,869	79,920
Expenses:		
Bank Service Charges	297	260
Advertising/Business Promotion	3,459	2,660
Automobile Expense	2,392	2,324
Depreciation	3,260	
Electric	1,021	1,029
Insurance	1,196	2,674
Office Equipment		4,913
Office Expense	663	462
Pension – SEP	18,000	11,000
Postage & Delivery	42	669
Printing and Reproduction	1,569	1,070
Professional Fees	2,534	1,505
Regulatory fees	2,696	3,576
Rent	1,500	1,500
Repairs	904	
Taxes	848	4,940
Telephone and Fax	2,709	2,761
Travel & Entertainment	11,939	7,273
Total expenses	55,029	48,616
Net income	$ 67,840	$ 31,304

The accompanying notes are an integral part of these financial statements.

RAPHAEL ARYEH & ASSOCIATES
Statements of Changes in Members' Capital
Years ended December 31, 2007 and 2006

	2007	2006
Members' Capital, beginning of year	$ 106,831	$ 94,411
Net income	67,840	31,304
Members' distributions	(33,430)	(18,884)
Members' Capital, end of year	$ 141,241	$ 106,831

The accompanying notes are an integral part of these financial statements.

RAPHAEL ARYEH & ASSOCIATES
Statements of Cash Flows
Year ended December 31, 2007 and 2006

	2007	2006
Cash flows from operating activities:		
Net income	$ 67,840	$ 31,304
Adjustments to reconcile net income to to net cash provided by operating activities:		
Unrealized (gain) loss on marketable securities	(616)	735
Depreciation expense	3,260	
Changes in assets and liabilities:		
Accounts receivable	(235)	13,295
Prepaid expenses	(880)	
Accounts payable and accrued expenses	361	(200)
Total adjustments	1,890	13,830
Net cash provided by operating activities	69,730	45,134
Cash flows from financing activities:		
Payments on distributions	(33,430)	(18,884)
Net cash used in investing activities	(33,430)	(18,884)
Cash flows from investing activities		
Purchase of vehicle	(23,278)	
Purchase of investment securities	(15,767)	
Net cash used in investing activities	(39,045)	
Net increase (decrease) in cash	(2,745)	26,250
Cash, beginning of year	27,467	1,217
Cash, end of year	$ 24,722	$ 27,467

Supplemental disclosures:
There were no amounts paid for income taxes or interest during the years ended December 31, 2007 and 2006.

The accompanying notes are an integral part of these financial statements.

RAPHAEL ARYEH & ASSOCIATES
Notes to Financial Statements
Years ended December 31, 2007 and 2006

1. ORGANIZATION AND NATURE OF BUSINESS

Raphael Aryeh & Associates (the Company) was organized as a Partnership under laws of the State of New York in 1978. The Company is a registered broker-dealer under the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers, Inc. ("NASD").

2. SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Cash

The Company considers all highly liquid investments purchased with original maturities of three months or less to be cash equivalents.

Investments

Sales of securities and related revenue and expenses are recorded on a trade date basis. Securities owned and securities sold, not yet purchased are valued at their quoted market prices and the resulting unrealized gains and losses are reflected in trading on the statement of income and changes in members' capital based on the last price on the securities exchanges on which they trade.

Marketable securities are valued at market value.

Commissions and Advisory Fees

Commissions earned as an introducing broker and the related expenses are recorded on a trade date basis as securities transactions occur. Advisory fees are earned earned from providing financial advisory services.

3. CONCENTRATIONS OF CREDIT RISK

Financial investments, which potentially subject the Company to concentrations of credit risk, consist of investments and receivables. In an attempt to limit the credit risk, the Organization places its investment funds in U.S. Treasury securities. The Company maintains that credit risk for its accounts receivable is minimal due to experience with its client base.

4. ACCOUNTS RECEIVABLE – ADVISORY FEES

Accounts receivable – advisory fees reflected on the statement of financial condition is cash held by investment companies.

The Company does not carry accounts for customers or perform custodial functions related to customers' securities. The Company introduces all of its customer transactions, which are not reflected in these financial statements, directly to investment companies, which maintain the customer accounts and clears such transactions.

5. FIXED ASSETS

Depreciation is provided on a straight-line basis over the estimated useful life of the assets as follows:

	Estimated Useful Life	2007
Vehicle	5 years	$ 23,278
Less: Accumulated Depreciation		3,260
		$ 20,018

Depreciation expense for the year ended December 31, 2007 amounted to $ 3,260.

6. ESTIMATED FAIR VALUE OF FINANCIAL INSTRUMENTS

Statement of Financial Accounting Standards No. 107, "Disclosure About Fair Value of Financial Instruments," requires the disclosure of the fair value of financial instruments, including assets and liabilities recognized in the statement of financial condition. Management estimates that the financial instruments recognized in the statement of financial condition (including receivables and payables) approximate their carrying value, as such financial instruments are short-term in nature.

RAPHAEL ARYEH & ASSOCIATES
Notes to Financial Statements
Years ended December 31, 2007 and 2006

7. INCOME TAXES

The Company is treated as a partnership for Federal income tax purposes and does not incur income taxes. Instead, its earnings and losses are included in the personal returns of the members and taxed depending on their personal tax situations. The financial statements do not reflect a provision for income taxes.

8. NET CAPITAL REQUIREMENT

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule 15c3-1 (the "Rule") of the Securities and Exchange Commission ("SEC") which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The

Rule also requires that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. Minimum net capital is defined as the greater of 6-2/3% of aggregate indebtedness or $5,000. At December 31, 2007 and 2006, the Company had net capital of $ 118,270 and $106,231, which was $113,270 and $101,231 in excess of its required net capital of $5,000, respectively. The ratio of aggregate indebtedness to net capital was 0.039 and 0.040 to 1, respectively.

9. RELATED PARTY TRANSACTIONS

The Company had transactions with its managing member throughout the year. These transactions included but were not limited to the following items:

- Funds advanced to the company by members for certain working capital needs that are due on demand without interest.
- Charges by the members to the Company for rent, utilities, automobile and other expenses incurred by the Company during the course of operations.

SUPPLEMENTAL INFORMATION

RAPHAEL ARYEH & ASSOCIATES
COMPUTATION OF NET CAPITAL PURSUANT TO
RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
YEAR ENDED DECEMBER 31, 2007

COMPUTATION OF NET CAPITAL	
Members' capital	$ 141,241
Subordinated loan	—
TOTAL CAPITAL AND SUBORDINATED LIABILITIES	141,241
NONALLOWABLE ASSETS	
Other assets	21,187
TOTAL NONALLOWABLE ASSETS	21,187
NET CAPITAL BEFORE HAIRCUTS	120,054
Haircuts on securities	1,784
NET CAPITAL	$ 118,270
Aggregate indebtedness – total liabilities per statement of financial condition	$ 4,604
Minimum net capital required (6 2/3% of aggregate indebtedness or $5,000)	$ 25,000
Excess net capital	$ 93,270
Ratio of aggregate indebtedness to net capital	0.039

There were no material differences between the audited computation of net capital above and the corresponding schedule included in the Company's unaudited December 31, 2007 Part IIA FOCUS filing.

RAPHAEL ARYEH & ASSOCIATES
STATEMENT REGARDING RULE 15c3-3 OF
THE SECURITIES EXCHANGE COMMISSION
YEAR ENDED DECEMBER 31, 2007

The Company is exempt from Rule 15c3-3 of the Securities Exchange Commission under subparagraph k(2)(ii) because it does not carry securities accounts for customers or perform custodial functions relating to customer securities.

RAPHAEL ARYEH & ASSOCIATES
Statements of Cash Flows
Year ended December 31, 2007 and 2006

	2007	2006
Cash flows from operating activities:		
Net income	$ 67,840	$ 31,304
Adjustments to reconcile net income to to net cash provided by operating activities:		
Unrealized (gain) loss on marketable securities	(616)	735
Depreciation expense	3,260	
Changes in assets and liabilities:		
Accounts receivable	(235)	13,295
Prepaid expenses	(880)	
Accounts payable and accrued expenses	361	(200)
Total adjustments	1,890	13,830
Net cash provided by operating activities	69,730	45,134
Cash flows from financing activities:		
Payments on distributions	(33,430)	(18,884)
Net cash used in investing activities	(33,430)	(18,884)
Cash flows from investing activities		
Purchase of vehicle	(23,278)	
Purchase of investment securities	(15,767)	
Net cash used in investing activities	(39,045)	
Net increase (decrease) in cash	(2,745)	26,250
Cash, beginning of year	27,467	1,217
Cash, end of year	$ 24,722	$ 27,467

Supplemental disclosures:
There were no amounts paid for income taxes or interest during the years ended December 31, 2007 and 2006.

The accompanying notes are an integral part of these financial statements.

RAPHAEL ARYEH & ASSOCIATES
Independent Financial Services
Member NASD & SIPC
141-51 72nd Crescent
Flushing, NY 11367
PH 718-263-4852 FAX 718-268-3413

Accrual Basis

	YTD
Ordinary Income/Expense	
Income	
IARD Income	55,467.72
FINRA	35,000.00
Service Revenue	28,698.15
Total Income	119,165.87
Gross Profit	119,165.87
Expense	
Bank Service Charges	297.04
Business License & Fees	309.00
Business Promotion	3,459.45
Car/Truck Expense	
Auto Repairs & Maintenance	129.25
Gas	962.70
Parking & Tolls	1,300.05
Total Car/Truck Expense	2,392.00
Depreciation	3,260.00
Dues and Subscriptions	294.36
Electric	1,020.75
Insurance	
Auto Insurance	527.65
General Liability Insurance	588.00
Professional Liability Insurance	80.00
Total Insurance	1,195.65
Office Expense	369.10
Postage and delivery	41.90
Pension - SEP	18,000.00
Printing and Reproduction	1,569.10
Professional Fees	
Accounting Fees	2,225.00
Total Professional Fees	2,225.00
Regulatory fees	2,695.67
Rent	1,500.00
Repairs	
Home Office Repairs/Maintenance	904.22
Total Repairs	904.22
Taxes	
Property Taxes	770.80
Water	76.70
Total Taxes	847.50
Telephone and Fax	
Internet	47.66
Telephone and Fax - Other	2,661.05
Total Telephone and Fax	2,708.71
Travel & Entertainment	
Travel	10,895.96
Travel & Entertainment - Other	1,043.00
Total Travel & Entertainment	11,938.96
Total Expense	55,028.41
Net Ordinary Income	64,137.46
Other Income/Expense	
Other Income	
Interest Income	3,087.10
Unrealized Gain/Loss	615.89
Total Other Income	3,702.99
Net Other Income	3,702.99
Net Income	67,840.45

RAPHAEL ARYEH & ASSOCIATES
Independent Financial Services
Member NASD & SIPC
141-51 72nd Crescent
Flushing, NY 11367
PH 718-263-4852 FAX 718-268-3413

Accrual Basis

	Dec 31, 07 Debit	Dec 31, 07 Credit
Citi - Checking	3,458.11	
Citi - Day to Day	21,263.93	
Accounts Receivable	289.19	
IARD A/R	0.00	
Prepaid Expenses	880.00	
Treasury Bills - Cost	100,223.11	
Treasury Bills - Cost:Change In Market Value		287.11
Undeposited Funds	0.00	
Vehicle	23,277.51	
Vehicle: A/D - Vehicle		3,260.00
Building Improvements	2,407.50	
Building Improvements:A/D - Building Improvements		2,407.50
Other assets	0.00	
Accounts Payable	0.00	
Accrued expenses	0.00	1,625.00
Miscellaneous payable	0.00	
Reserve for Eventuality		2,979.02
Opening Bal Equity	0.00	
Partner's Net Worth - PA		8,314.98
Partner's Net Worth - RA		62,575.98
Partner's Net Worth - RA:Drawings	61,504.71	
Retained Earnings		64,014.02
FINRA		35,000.00
IARD Income		55,467.72
Service Revenue		28,698.15
Bank Service Charges	297.04	
Business License & Fees	309.00	
Business Promotion	3,459.45	
Car/Truck Expense:Auto Repairs & Maintenance	129.25	
Car/Truck Expense:Gas	962.70	
Car/Truck Expense:Parking & Tolls	1,300.05	
Depreciation	3,260.00	
Dues and Subscriptions	294.36	
Electric	1,020.75	
Insurance:Auto Insurance	527.65	
Insurance:General Liability Insurance	588.00	
Insurance:Professional Liability Insurance	80.00	
Office Expense	316.74	
Office Supplies	52.36	
Pension - SEP	18,000.00	
Postage and Delivery	41.90	
Printing and Reproduction	1,569.10	
Professional Fees:Accounting Fees	2,225.00	
Regulatory fees	2,695.67	
Rent	1,500.00	
Repairs:Home Office Repairs/Maintenance	904.22	
Taxes:Federal Taxes	0.00	
Taxes:NYS Income Tax	0.00	
Taxes:Property Taxes	770.80	
Taxes:Water	76.70	
Telephone and Fax	2,661.05	
Telephone and Fax:Internet	47.66	
Travel & Entertainment	1,043.00	
Travel & Entertainment:Travel	10,895.96	
Interest Income		3,087.10
Unrealized Gain/Loss		615.89
TOTAL	268,332.47	268,332.47

RAPHAEL ARYEH & ASSOCIATES
Independent Financial Services
Member NASD & SIPC
141-51 72nd Crescent
Flushing, NY 11367
PH 718-263-4852 FAX 718-268-3413

Accrual Basis

	Dec 31, 07
ASSETS	
Current Assets	
Checking/Savings	
Citi - Checking	3,458.11
Citi - Day to Day	21,263.93
Total Checking/Savings	24,722.04
Accounts Receivable	
Accounts Receivable	289.19
Total Accounts Receivable	289.19
Other Current Assets	
Prepaid Expenses	880.00
Treasury Bills - Cost	
Change in Market Value	-287.11
Treasury Bills - Cost - Other	100,223.11
Total Treasury Bills - Cost	99,936.00
Total Other Current Assets	100,816.00
Total Current Assets	125,827.23
Fixed Assets	
Building Improvements	
A/D - Building Improvements	-2,407.50
Building Improvements - Other	2,407.50
Total Building Improvements	0.00
Vehicle	
A/D - Vehicle	-3,260.00
Vehicle - Other	23,277.51
Total Vehicle	20,017.51
Total Fixed Assets	20,017.51
TOTAL ASSETS	145,844.74
LIABILITIES & EQUITY	
Liabilities	
Current Liabilities	
Other Current Liabilities	
Accrued expenses	1,625.00
Total Other Current Liabilities	1,625.00
Total Current Liabilities	1,625.00
Long Term Liabilities	
Reserve for Eventuality	2,979.02
Total Long Term Liabilities	2,979.02
Total Liabilities	4,604.02
Equity	
Partner's Net Worth - PA	8,314.98
Partner's Net Worth - RA	
Drawings	-61,504.71
Partner's Net Worth - RA - Other	62,575.98
Total Partner's Net Worth - RA	1,071.27
Retained Earnings	64,014.02
Net Income	67,840.45
Total Equity	141,240.72
TOTAL LIABILITIES & EQUITY	145,844.74

END